Exhibit 99.1

Purple Biotech Announces First Patient Dosed in Open Label, Randomized Part of CM24 Phase 2 Clinical Trial

REHOVOT, Israel, Feb. 14, 2023 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced that the first patient has been dosed in the randomized part of the open label Phase 2 clinical trial evaluating CM24 in the treatment of advanced metastatic pancreatic cancer (PDAC).

The ongoing Phase 2 trial is investigating CM24, a novel, first-in-class monoclonal antibody that targets CEACAM1, which promotes tumor immune evasion. The study design compares, in a randomized fashion, treatment with CM24 combined with the PD-1 immune checkpoint inhibitor nivolumab and standard of care (SoC) chemotherapy vs. SoC chemotherapy in second line PDAC patients. Purple Biotech has now treated the first patient in this randomized Phase 2 study that is designed to include approximately 30 patients in the experimental cohort and approximately additional 30 patients in the control cohort. The Company has already enrolled 10 patients in the safety run-in part of the trial during which no dose-limiting toxicities (DLTs) have been observed to date. The study is currently being conducted in 11 sites in the United States, Spain and Israel, and Purple Biotech expects to open approximately 10 additional sites in the upcoming months. The primary endpoint of this randomized part of the trial is overall survival. The Company expects to share interim results in the second half of 2023 and a topline report on the overall study by the end of 2024.

“We are excited with the progress made in this study as we start its randomized part,” said Gil Efron, Chief Executive Officer of Purple Biotech. “Patients with metastatic pancreatic cancer such as those we are enrolling in our ongoing trial have very few therapeutic options, with relatively short duration of survival. If this study is successful, it may open a path for a short time to market.”

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing it as a monotherapy treatment of solid tumors, and in a dose escalation in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck (SCCHN) or colorectal adenocarcinoma (CRC). These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. IM1240 is a preclinical, conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The third arm specifically targets the Tumor Associated Antigen (TAA) 5T4 that is expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. IM1240 has a cleavable capping technology that confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit  https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the expected timing of the completion of the transaction and the parties’ ability to complete the transaction; the plans, strategies and objectives of management for future operations; product development for NT219 and CM24 as well as Immunorizon Ltd.’s portfolio of investigational tri-specific antibody compounds to be acquired; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima

Chief Financial Officer

IR@purple-biotech.com

Media Inquiries:

Harriet Ullman
Vice President, Public Relations and Product Communications
LaVoieHealthScience
hullman@lavoiehealthscience.com

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